

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

August 2, 2017

Nicos Rescos
President
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

>       **Re:     Star Bulk Carriers Corp.**
>                 **Registration Statement on Form F-3**
>                 **Filed July 20, 2017**
>                 **File No. 333-219381**

Dear Mr. Rescos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

>       Sincerely,
>
>       /s/ Justin Dobbie
>
>       Justin Dobbie
>       Legal Branch Chief
>       Office of Transportation and Leisure

cc:     Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP